African Gold Acquisition Corporation

322 West 52nd Street, #2322
New York, NY 10019-9998

February 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Link

Re:	African Gold Acquisition Corporation
Registration Statement on Form S-1, as amended
Filed February 3, 2021
File No. 333- 251939

Dear Mr. Link:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, African Gold Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on February 25, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Christopher Chadwick
Christopher Chadwick
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Reed Smith LLP